                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784413106
                                 (CUSIP Number)

            James H. Carll, Archer & Greiner, One Centennial Square,
                      Haddonfield, NJ 08033 (609-795-2121)
            --------------------------------------------------------
                          (Name, Address and Telephone
                           Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                  July 18, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 5 Pages

-------------------------------------------------------------------------------
CUSIP NO. 784413106
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   UM Investment Corporation    51-0266463
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                     WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      370,500
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      --
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      370,500
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      --
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            370,500
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                         [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.4%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 784413106
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    UM Holdings, Ltd.   22-1982496
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                     WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    New Jersey
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      Zero
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      Zero
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      Zero
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      Zero
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            Zero
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                         [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            Zero
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            HC and CO
------------------------------------------------------------------------------

         The Statement on Schedule 13-D dated July 18, 1996, as heretofore amended, is hereby further amended as follows:

Item 4 - Purpose of Transactions.

         Item 4 of Schedule 13-D is amended by adding the following additional paragraphs:

         UM believes that the market price of SL's Common Stock does not reflect SL's true value. UM has studied the feasibility of various strategic approaches available to SL to achieve full value for SL's shareholders, including a restructuring of SL involving the sale or spin-off of non-core units, with the capital derived therefrom used to augment and expand SL's remaining divisions, or alternatively a sale of the entire company. This study included consulting with a bank as to the ability of a third party to finance an acquisition of SL at a premium to current market prices.

         UM would require additional information before it could form any definitive conclusions with respect to these matters. In June 1997, UM forwarded a letter to the members of the Board of Directors of SL, communicating its thoughts and requesting access to additional information. UM has received a response from SL, indicating that such access will not be provided to UM. In addition, on July 2, 1997, SL issued a public announcement that the Board of Directors has authorized repurchase of up to 1,000,000 shares of SL common stock in open market transactions.

         In light of the foregoing, UM is in the process of re-evaluating alternative courses of action available to it with respect to SL and the SL Common Stock.

         While UM has not yet determined to do so, UM may determine itself to seek control of SL or to seek a third party which alone or together with UM would seek to gain control of SL, in either case for the purpose of pursuing a restructuring of SL as discussed above. If UM determines to pursue this alternative, it would consider, depending on price and availability, purchasing additional shares of SL from time to time in open market purchases or privately negotiated transactions, engaging, either alone or with others, in a solicitation of proxies to elect nominees as directors of SL and/or making a tender offer for a portion of SL's shares.

         In the alternative, UM may seek to sell its shares of SL stock in the open market or in privately negotiated transactions to one or more purchasers, which could include SL.

         Pending a determination of the course of action that UM desires to pursue, UM may purchase additional shares of SL from time to time in open market purchases or privately negotiated transactions, provided that in UM's judgment such shares present an attractive investment opportunity.

         Because of the very tentative nature of its conclusions, at this time UM has no plans or proposals of the type required by law to be included in the
Schedule 13-D.

         After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 1997
Date

/s/ Arthur W. Hicks, Jr.
------------------------
Signature
Arthur W. Hicks, Jr.
Vice President and Chief Financial Officer
UM Holdings, Ltd. and
UM Investment Corporation
-------------------------
Name/Title



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